UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Grove Collaborative Holdings, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

39957D102

(CUSIP Number)

June 16, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 39957D102	13G	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS NextView Ventures II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,734,990 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,734,990 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,734,990 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NextView Ventures II, L.P. (“NextView II”). NextView Capital Partners II, LLC (“NextView GP II”) is the general partner of NextView II and may be deemed to have voting, investment and dispositive power with respect to these securities.

(2)

Consists of (i) 50,100 shares of Class A Common Stock, and (ii) 4,684,890 shares of Class A Common Stock issuable upon the conversion of the shares of Class B Common Stock held by NextView II. However, the convertibility of NextView II’s Class B Common Stock is limited pursuant to the terms of the Letter Agreement Regarding Restriction On Conversion Of Class B Common Stock with the Issuer entered into on August 5, 2022 (the “Agreement”) as a result of the blocker provision of the Agreement described in the following sentence. The Agreement provides that the holder of Class B Common Stock will not have a right to convert, subject to certain exceptions, the Class B Common Stock for Class A Common Stock if, as a result of such conversion, NextView II, together with its affiliates (collectively, the “NextView Affiliates”), would exceed a beneficial ownership limitation of 9.99% of the number of shares of Class A Common Stock outstanding immediately after giving effect to the issuance of the shares of Class A Common Stock upon conversion of the Class B Common Stock being converted.

(3)

Does not include 1,262,355 shares of Class B Common Stock held by NextView II subject to the Agreement such that the NextView Affiliates’ total beneficial ownership cannot exceed 9.99% of the number of shares of Class A Common Stock outstanding immediately after giving effect to the issuance of the shares of Class A Common Stock upon conversion of the Class B Common Stock being converted.

CUSIP No. 39957D102	13G	Page 3 of 9 Pages

1.	NAMES OF REPORTING PERSONS NextView Ventures II-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,749,124 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,749,124 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,749,124 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NextView Ventures II-A, L.P. (“NextView II-A”). NextView GP II is the general partner of NextView II-A and may be deemed to have voting, investment and dispositive power with respect to these securities.

(2)

Consists of (i) 100 shares of Class A Common Stock, and (ii) 1,749,024 shares of Class A Common Stock issuable upon the conversion of the shares of Class B Common Stock held by NextView II-A. However, the convertibility of NextView II-A’s Class B Common Stock is limited pursuant to the terms of the Agreement as a result of the blocker provision of the Agreement described in the following sentence. The Agreement provides that the holder of Class B Common Stock will not have a right to convert, subject to certain exceptions, the Class B Common Stock for Class A Common Stock if, as a result of such conversion, the NextView Affiliates would exceed a beneficial ownership limitation of 9.99% of the number of shares of Class A Common Stock outstanding immediately after giving effect to the issuance of the shares of Class A Common Stock upon conversion of the Class B Common Stock being converted.

(3)

Does not include 503,233 shares of Class B Common Stock held by NextView II-A subject to the Agreement such that the NextView Affiliates’ total beneficial ownership cannot exceed 9.99% of the number of shares of Class A Common Stock outstanding immediately after giving effect to the issuance of the shares of Class A Common Stock upon conversion of the Class B Common Stock being converted.

CUSIP No. 39957D102	13G	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS NextView Ventures I Co-Invest Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 546,449 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 546,449 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,449 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (3)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by NextView Ventures I Co-Invest Fund, L.P. (“NextView Co-Invest”). NextView Capital Partners Co-Invest, LLC (“NextView GP Co-Invest”) is the general partner of NextView Co-Invest and may be deemed to have voting, investment and dispositive power with respect to these securities.

(2)

Consists of (i) 100 shares of Class A Common Stock, and (ii) 546,349 shares of Class A Common Stock issuable upon the conversion of the shares of Class B Common Stock held by NextView Co-Invest. However, the convertibility of NextView Co-Invest’s Class B Common Stock is limited pursuant to the terms of the Agreement as a result of the blocker provision of the Agreement described in the following sentence. The Agreement provides that the holder of Class B Common Stock will not have a right to convert, subject to certain exceptions, the Class B Common Stock for Class A Common Stock if, as a result of such conversion, the NextView Affiliates would exceed a beneficial ownership limitation of 9.99% of the number of shares of Class A Common Stock outstanding immediately after giving effect to the issuance of the shares of Class A Common Stock upon conversion of the Class B Common Stock being converted.

(3)

Does not include 157,148 shares of Class B Common Stock held by NextView Co-Invest subject to the Agreement such that the NextView Affiliates’ total beneficial ownership cannot exceed 9.99% of the number of shares of Class A Common Stock outstanding immediately after giving effect to the issuance of the shares of Class A Common Stock upon conversion of the Class B Common Stock being converted.

CUSIP No. 39957D102	13G	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS NextView Capital Partners II, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 6,484,114 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,484,114 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,484,114 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (3)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

NextView GP II is the general partner of each of NextView II and NextView II-A, the respective holders of the securities, and may be deemed to having voting, investment and dispositive power with respect to these securities.

(2)

Consists of (i) 4,734,990 of such shares held by NextView II, of which (a) 50,100 of such shares consist of Class A Common Stock, and (b) 4,684,890 of such shares consist of shares of Class A Common Stock issuable upon the conversion of the shares of Class B Common Stock held by NextView II, and (ii) 1,749,124 of such shares held by NextView II-A, of which (a) 100 of such shares consist of Class A Common Stock, and (b) 1,749,024 of such shares consist of shares of Class A Common Stock issuable upon the conversion of the shares of Class B Common Stock held by NextView II-A. However, the convertibility of such Class B Common Stock is limited pursuant to the terms of the Agreement as a result of the blocker provision of the Agreement described in the following sentence. The Agreement provides that the holder of Class B Common Stock will not have a right to convert, subject to certain exceptions, the Class B Common Stock for Class A Common Stock if, as a result of such conversion, the NextView Affiliates would exceed a beneficial ownership limitation of 9.99% of the number of shares of Class A Common Stock outstanding immediately after giving effect to the issuance of the shares of Class A Common Stock upon conversion of the Class B Common Stock being converted.

(3)

Does not include 1,262,355 shares of Class B Common Stock held by NextView II and 503,233 shares of Class B Common Stock held by NextView II-A, each of which are subject to the Agreement such that the NextView Affiliates’ total beneficial ownership cannot exceed 9.99% of the number of shares of Class A Common Stock outstanding immediately after giving effect to the issuance of the shares of Class A Common Stock upon conversion of the Class B Common Stock being converted.

CUSIP No. 39957D102	13G	Page 6 of 9 Pages

1.	NAMES OF REPORTING PERSONS NextView Capital Partners Co-Invest, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 546,449 (1)(2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 546,449 (1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 546,449 (1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) (3)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares of record are held by NextView Co-Invest. NextView GP Co-Invest is the general partner of NextView Co-Invest and may be deemed to having voting, investment and dispositive power with respect to these securities.

(2)

Consists of (i) 100 shares of Class A Common Stock held by NextView Co-Invest, and (ii) 546,349 shares of Class A Common Stock issuable upon the conversion of the shares of Class B Common Stock held by NextView Co-Invest. However, the convertibility of such Class B Common Stock is limited pursuant to the terms of the Agreement as a result of the blocker provision of the Agreement described in the following sentence. The Agreement provides that the holder of Class B Common Stock will not have a right to convert, subject to certain exceptions, the Class B Common Stock for Class A Common Stock if, as a result of such conversion, the NextView Affiliates would exceed a beneficial ownership limitation of 9.99% of the number of shares of Class A Common Stock outstanding immediately after giving effect to the issuance of the shares of Class A Common Stock upon conversion of the Class B Common Stock being converted.

(3)

Does not include 157,148 shares of Class B Common Stock held by NextView Co-Invest such that the NextView Affiliates’ total beneficial ownership cannot exceed 9.99% of the number of shares of Class A Common Stock outstanding immediately after giving effect to the issuance of the shares of Class A Common Stock upon conversion of the Class B Common Stock being converted.

CUSIP No. 39957D102	13G	Page 7 of 9 Pages

Item 1(a).	Name of Issuer:

Grove Collaborative Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

131 Sansome Street

San Francisco, California 94111

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by NextView II, NextView II-A, NextView Co-Invest, NextView GP II and NextView GP Co-Invest (each, a “Reporting Person” and collectively, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 179 Lincoln Street, Suite 404, Boston, MA 02111.

Item 2(c).	Citizenship:

Each of NextView GP II and NextView GP Co-Invest is a limited liability company organized under the laws of the State of Delaware. Each of NextView II, NextView II-A and NextView Co-Invest is a limited partnership organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share

Item 2(e).	CUSIP Number:

39957D102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 39957D102	13G	Page 8 of 9 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person. As the general partner of each of NextView II and NextView II-A, NextView GP II may be deemed to beneficially own the shares held by each of NextView II and NextView II-A. As the general partner of NextView Co-Invest, NextView GP Co-Invest may be deemed to beneficially own the shares held by NextView Co-Invest.

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person.*

*	Except to the extent of its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of NextView II, NextView II-A and NextView Co-Invest and the limited liability company agreements of each of NextView GP II and NextView GP Co-Invest, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11 promulgated under the Act.

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 39957D102	13G	Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2022

NEXTVIEW VENTURES II, L.P.
By: NextView Capital Partners II, LLC, its general partner

By:	/s/ Robert Go
Name:	Robert Go
Title:	Managing Member

NEXTVIEW VENTURES II-A, L.P.
By: NextView Capital Partners II, LLC, its general partner

By:	/s/ Robert Go
Name:	Robert Go
Title:	Managing Member

NEXTVIEW VENTURES I CO-INVEST FUND, L.P.
By: NextView Capital Partners Co-Invest, LLC, its general partner

By:	/s/ Robert Go
Name:	Robert Go
Title:	Managing Member

NEXTVIEW CAPITAL PARTNERS II, LLC

By:	/s/ Robert Go
Name:	Robert Go
Title:	Managing Member

NEXTVIEW CAPITAL PARTNERS CO-INVEST, LLC

By:	/s/ Robert Go
Name:	Robert Go
Title:	Managing Member